# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Territorial Bancorp Inc., CIK 0001447051
CUSIP: 88145X108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1132 Bishop Street, Suite 2200, Honolulu, Hawaii (HI), 96813
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002055005

## Reporting persons
- Territorial Savings Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Hawaii (HI); does not affirm membership in a group (box b); sole voting power 195,732; shared voting power 642,369; sole dispositive power 737,945; shared dispositive power 100,156; aggregate amount beneficially owned 838,101 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Territorial Bancorp Inc.
Address of issuer's principal executive offices: 1132 Bishop Street, Suite 2200, Honolulu, Hawaii, 96813

## Item 2. Person Filing
Name of person filing:
Territorial Savings Bank
Employee Stock Ownership Plan Trust
Trustee: GreatBanc Trust Company
Address of principal business office or, if none, residence:
c/o GreatBanc Trust Company
801 Warrenville Road, Suite 500
Lisle, Illinois 60532
Citizenship: Hawaii

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 838,101
Percent of class: 9.5
Sole power to vote or to direct the vote: 195,732
Shared power to vote or to direct the vote: 642,369
Sole power to dispose or to direct the disposition: 737,945
Shared power to dispose or to direct the disposition: 100,156

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Territorial Savings Bank Employee Stock Ownership Plan Trust: /s/ Robert W. Owca, Robert W. Owca, AVP, Robert W. Owca, not in his/her individual capacity but solely as an authorized officer of GreatBanc Trust Company (02/14/2025)